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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                   DYAX CORP.
          ------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


       DELAWARE                                                 04-3053198
 -------------------                                       ------------------
(State of incorporation                                     (I.R.S. Employer
   or organization)                                        Identification No.)


         ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS         02139
 -------------------------------------------------------------------------------
           (Address of principal executive offices)         (Zip Code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |_|

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |X|



        Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                              Name of each Exchange on which
to be so registered                              each class is to be registered
-------------------                              ------------------------------

       NONE                                                   NONE
-------------------                              ------------------------------

       Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED STOCK PURCHASE RIGHTS
                     ---------------------------------------
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On June 27, 2001 the Board of Directors of Dyax Corp. (the "Company") adopted a shareholder rights plan, as set forth in the Rights Agreement, dated June 27, 2001, between the Company and American Stock Transfer and Trust Company, as Rights Agent (the "Rights Agreement"). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as an exhibit and is incorporated herein by reference.

RIGHTS DIVIDEND

         Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock of the Company (the "Common Stock") to shareholders of record as of the close of business on June 27, 2001 (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock") at a cash purchase price of $94.23 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment, under certain conditions specified in the Rights Agreement and summarized below.

DISTRIBUTION DATE

         Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by a shareholder (the date of said announcement being referred to as the "Stock Acquisition Date"), or (ii) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being herein referred to as the "Distribution Date").

         Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and,

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thereafter, the separate Right Certificates alone will represent the Rights.
Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

EXERCISE RIGHTS

         In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of shares of Preferred Stock of the Company having a market value of two times the exercise price of the Right. In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. The holder of a Right will continue to have the right to exercise their Rights for common stock of an acquiring company, whether or not such holder has exercised their Right for Preferred Stock of the Company. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

         Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

EXCHANGE FEATURE

         At any time after a person becomes an Acquiring Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or one one-thousandth of a share of Preferred Stock at an exchange ratio specified in the Rights Agreement. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

ADJUSTMENTS

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain


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rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not obligated to issue fractional shares (other than fractions of shares of Preferred Stock in increments of one one-thousandths). If the Company elects not to issue fractional shares, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise.

REDEMPTION

         The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earlier of (i) the close of business on the tenth calendar day following the Stock Acquisition Date or (ii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

AMENDMENT

         The Rights Agreement may be amended by the Board of Directors in its sole discretion until the time at which any person becomes an Acquiring Person. After such time the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates).

EXPIRATION DATE

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 27, 2011 (the "Expiration Date"), unless previously redeemed or exchanged by the Company as described above.

MISCELLANEOUS

         The form of Right Certificate is attached as EXHIBIT A to the Rights Agreement (which is included as an exhibit to this Form 8-A). The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated herein by reference.



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ITEM 2.  EXHIBITS.

              3.1 Certificate of Designations Designating the Series A Junior Participating Preferred Stock of Dyax Corp. Filed herewith.

              4.1 Rights Agreement, dated June 27, 2001, between Dyax Corp. and American Stock Transfer and Trust Company, as Rights Agent. Filed herewith.
















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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                        DYAX CORP.


Dated: June 27, 2001                    By: /s/ Henry E. Blair
                                           ----------------------------------
                                           Henry E. Blair
                                           President and Chief Executive Officer


















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